                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                          VELOCITY EXPRESS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.004 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   922-57T-202
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              WESLEY C. FREDENBURG
                                    Secretary
                              Four Paramount Plaza
                          7803 Glenroy Road, Suite 200
                          Bloomington, Minnesota 55439
                                 (612) 492-2400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                                    EUNU CHUN
                              Kirkland & Ellis LLP
                              153 East 53rd Street
                          New York, New York 10022-4675
                                 (212) 446-4800

                               SEPTEMBER 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 21 Pages

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 2 of 21 Pages
---------------------                                         ------------------

================================================================================

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  TH Lee Putnam Ventures, L.P.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

                  WC

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------

                                      7         SOLE VOTING POWER

                                      ------------------------------------------

                                      8         SHARED VOTING POWER
           NUMBER OF
            SHARES                                    8,948,688 (See Item 5)
         BENEFICIALLY
           OWNED BY                   ------------------------------------------
             EAC
           REPORTING                  9         SOLE DISPOSITIVE POWER
            PERSON
             WITH                     ------------------------------------------

                                      10        SHARED DISPOSITIVE POWER

                                                      8,948,688 (See Item 5)

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,948,688 (See Item 5)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  62.2%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  PN

================================================================================

*SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 3 of 21 Pages
---------------------                                         ------------------

================================================================================

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  TH Lee Putnam Parallel Ventures, L.P.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

                  WC

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------

                                      7         SOLE VOTING POWER

                                      ------------------------------------------

                                      8         SHARED VOTING POWER
           NUMBER OF
            SHARES                                    6,552,437(See Item 5)
         BENEFICIALLY
           OWNED BY                   ------------------------------------------
             EAC
           REPORTING                  9         SOLE DISPOSITIVE POWER
            PERSON
             WITH                     ------------------------------------------

                                      10        SHARED DISPOSITIVE POWER

                                                      6,552,437(See Item 5)

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,552,437(See Item 5)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  54.6%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  PN

================================================================================

*SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 4 of 21 Pages
---------------------                                         ------------------

================================================================================

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  TH Lee Putnam Fund Advisors, L.P.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

                  OO

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------

                                      7         SOLE VOTING POWER

                                      ------------------------------------------

                                      8         SHARED VOTING POWER
           NUMBER OF
            SHARES                                    16,212,658(See Item 5)
         BENEFICIALLY
           OWNED BY                   ------------------------------------------
             EAC
           REPORTING                  9         SOLE DISPOSITIVE POWER
            PERSON
             WITH                     ------------------------------------------

                                      10        SHARED DISPOSITIVE POWER

                                                      16,212,658(See Item 5)

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,212,658(See Item 5)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  74.9%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  PN

================================================================================

*SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 5 of 21 Pages
---------------------                                         ------------------

================================================================================

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  TH Lee Putnam Fund Advisors, LLC

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

                  OO

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------

                                      7         SOLE VOTING POWER

                                      ------------------------------------------

                                      8         SHARED VOTING POWER
           NUMBER OF
            SHARES                                    16,212,658(See Item 5)
         BENEFICIALLY
           OWNED BY                   ------------------------------------------
             EAC
           REPORTING                  9         SOLE DISPOSITIVE POWER
            PERSON
             WITH                     ------------------------------------------

                                      10        SHARED DISPOSITIVE POWER

                                                      16,212,658(See Item 5)

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,212,658(See Item 5)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  74.9%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  OO

================================================================================

*SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 6 of 21 Pages
---------------------                                         ------------------

================================================================================

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  TH Lee Global Internet Managers, L.P.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

                  OO

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------

                                      7         SOLE VOTING POWER

                                      ------------------------------------------

                                      8         SHARED VOTING POWER
           NUMBER OF
            SHARES                                    16,212,658(See Item 5)
         BENEFICIALLY
           OWNED BY                   ------------------------------------------
             EAC
           REPORTING                  9         SOLE DISPOSITIVE POWER
            PERSON
             WITH                     ------------------------------------------

                                      10        SHARED DISPOSITIVE POWER

                                                      16,212,658(See Item 5)

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,212,658(See Item 5)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  74.9%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  PN

================================================================================

*SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 7 of 21 Pages
---------------------                                         ------------------

================================================================================

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  TH Lee Global Internet Advisors, LLC

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

                  OO

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------

                                      7         SOLE VOTING POWER

                                      ------------------------------------------

                                      8         SHARED VOTING POWER
           NUMBER OF
            SHARES                                    16,212,658(See Item 5)
         BENEFICIALLY
           OWNED BY                   ------------------------------------------
             EAC
           REPORTING                  9         SOLE DISPOSITIVE POWER
            PERSON
             WITH                     ------------------------------------------

                                      10        SHARED DISPOSITIVE POWER

                                                      16,212,658(See Item 5)

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,212,658(See Item 5)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  74.9%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  OO

================================================================================

*SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 8 of 21 Pages
---------------------                                         ------------------

================================================================================

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  THLi Co Investment Partners, LLC

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

                  OO

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------

                                      7         SOLE VOTING POWER

                                      ------------------------------------------

                                      8         SHARED VOTING POWER
           NUMBER OF
            SHARES                                    513,330(See Item 5)
         BENEFICIALLY
           OWNED BY                   ------------------------------------------
             EAC
           REPORTING                  9         SOLE DISPOSITIVE POWER
            PERSON
             WITH                     ------------------------------------------

                                      10        SHARED DISPOSITIVE POWER

                                                      513,330(See Item 5)

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  513,330(See Item 5)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.6%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  OO

================================================================================

*SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 9 of 21 Pages
---------------------                                         ------------------

================================================================================

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Blue Star I, LLC

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

                  OO

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------

                                      7         SOLE VOTING POWER

                                      ------------------------------------------

                                      8         SHARED VOTING POWER
           NUMBER OF
            SHARES                                    198,233(See Item 5)
         BENEFICIALLY
           OWNED BY                   ------------------------------------------
             EAC
           REPORTING                  9         SOLE DISPOSITIVE POWER
            PERSON
             WITH                     ------------------------------------------

                                      10        SHARED DISPOSITIVE POWER

                                                      198,233(See Item 5)

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  198,233(See Item 5)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.5%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  OO

================================================================================

*SEE INSTRUCTIONS.

---------------------                                        -------------------
CUSIP No. 922-57T-202                 13D                    Page 10 of 21 Pages
---------------------                                        -------------------

================================================================================

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Thomas H. Lee

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

                  Not Applicable.

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------

                                      7         SOLE VOTING POWER

                                      ------------------------------------------

                                      8         SHARED VOTING POWER
           NUMBER OF
            SHARES                                    16,212,658(See Item 5)
         BENEFICIALLY
           OWNED BY                   ------------------------------------------
             EAC
           REPORTING                  9         SOLE DISPOSITIVE POWER
            PERSON
             WITH                     ------------------------------------------

                                      10        SHARED DISPOSITIVE POWER

                                                      16,212,658(See Item 5)

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,212,658(See Item 5)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  74.9%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  IN

================================================================================

*SEE INSTRUCTIONS.

         ITEM 1. SECURITY AND ISSUER

         This Amendment No. 2 to Schedule 13D dated October 7, 2003 (the "Amendment"), amends Amendment No. 1 to Schedule 13D dated November 14, 2002 ("Amendment No. 1") and Schedule 13D dated September 4, 2002. The class of equity security to which this Amendment relates is the common stock, par value $.004 per share (the "Common Stock"), of Velocity Express Corporation, a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are Four Paramount Plaza, 7803 Glenroy Road, Suite 200, Bloomington, Minnesota 55439.

         ITEM 4. PURPOSE OF TRANSACTION.

         SHAREHOLDER APPROVAL OF SERIES H PREFERRED STOCK AND RELATED WARRANTS

         As previously reported on Amendment No. 1, on November 5, 2002 THLPV purchased 160,000 shares of the Issuer's Series H Convertible Preferred Stock, par value $.004 per share (the "Series H Preferred Stock") for the subscription price of $10.00 per share. The rights and preferences of the Series H Preferred Stock are set forth in the Certificate of Designation of Preferences and Rights of Series H Convertible Preferred Stock, (the "Certificate of Designation") attached hereto as Exhibit 2 and incorporated by reference herein. On February 21, 2003, THLPV acquired an additional 36,900 shares of Series H Preferred Stock, for the initial subscription price of $10.00 per share. THLPV provided consideration of $1,969,000 to the Issuer as consideration for the full purchase price of the Series H Preferred Stock on November 5, 2002 and on February 21, 2003. The initial conversion price of the Series H Preferred was $1.00 per common share, and was convertible into the Issuer's common stock upon the later of shareholder approval or April 30, 2003. Both the conversion price and the number of common shares into which the Series H Preferred is convertible are subject to adjustment in order to prevent dilution.

         On September 18, 2003, the shareholders of the Issuer approved the issuance of both the Series G Preferred Stock and the Series H preferred Stock. Under the terms of the Series H Preferred Stock, upon obtaining shareholder approval THLPV obtained the right to convert all or any portion of their shares of Series H Preferred Stock (including any fraction of a Share), into a number of shares of Common Stock computed by multiplying the number of Shares to be converted by $10 and dividing the result by the conversion price then in effect. The initial conversion price was $1.00 per share. Assuming conversion of all of THLPV's Series H Preferred Stock into Common Stock, THLPV would acquire a total of 1,969,000 shares of Common Stock. As a result of such shareholder approval, pursuant to Rule 13d-3(d)(1)(i), the Reporting Persons may be deemed to be beneficially own the 1,969,000 shares of Common Stock. The Stock Purchase Agreement (the "Stock Purchase Agreement") with respect to the Series H Preferred Stock for each of the U.S. Fund, the Non-U.S. Fund, Blue Star and the Co Investor is attached hereto as Exhibit 3 and incorporated by reference herein. As of the date hereof, the 196,900 shares of Series H Preferred Stock held by THLPV represent 39.38% of the Series H Preferred Stock outstanding.

         In connection with the issuance of the Series H Preferred Stock, the Issuer issued additional Common Stock purchase warrants to entities unaffiliated with the Reporting Persons and to THLPV. The Series H Preferred Stock purchase agreements granted to each of the Series H Preferred Stock investors five-year warrants to purchase the number of shares of Common Stock equal to 50% of the number of shares of Common Stock into which the Series H Preferred Stock is convertible upon initial issuance (an aggregate of 2,500,000 shares of Common Stock), at $0.01 per share (the "H Warrants"). Furthermore, pursuant to the Series H Preferred Stock purchase agreements, at any time and from time to time prior to April 30, 2003, the Issuer could have exercised its call right (the "Call Right") and, upon not less than ten (10) days prior written notice to the holder of Series H Preferred Stock, repurchase any or all of the Series H Preferred Stock at a per share price equal to $10.00. This Call Right terminated on April 29, 2003. If the Issuer exercised this Call Right, the Series H Preferred Stock investors would have been required to return the Series H Preferred Stock but would have been entitled to retain the H Warrants. Since the Issuer did not exercise its Call Right, each Series H Preferred Stock investor became entitled to retain the Series H Preferred Stock and the H Warrant and receive an additional five-year warrant (the "Common Call Warrants") to purchase additional shares of Common Stock. The Common Call Warrants entitle the holder to purchase a number of shares of Common Stock equal to 75% of the number of shares of Common Stock into which the Series H Preferred Stock is convertible upon initial issuance (an aggregate of 3,750,000 shares of Common Stock), at $0.01 per share. The Common Call Warrants have the same terms as the H Warrants. Because the Issuer did not exercise its Call Right, Common Call

                              Page 11 of 21 Pages

Warrants to purchase up to an aggregate of 3,750,000 shares of Common Stock were issued to the investors in the Series H Preferred Stock on May 1, 2003.

         As previously reported in Amendment No. 1, and discussed above, in consideration of having purchased the Series H Preferred Stock, the THLPV entities were issued an H Warrant, dated October 28, 2002, to subscribe for and purchase an amount of shares of the Issuer's Common Stock equal to 50% of the number of shares of Common Stock into which the Series H Preferred Stock held by THLPV is convertible upon initial issuance at a price of $.01 per share. The H Warrant will expire on October 28, 2007. THLPV is the holder of an H Warrant to subscribe for and purchase 984,500 shares of Common Stock. THLPV's H Warrant entitles the U.S. Fund to subscribe for and purchase 544,045 shares of the Issuer's Common Stock, the Non-U.S. Fund to subscribe for and purchase 395,395 shares of the Issuer's Common Stock, the Co Investor to subscribe for and purchase 32,440 shares of Common Stock and Blue Star to subscribe for and purchase 12,620 shares of Common Stock. The H Warrant held by the U.S. Fund, the Non-U.S. Fund, the Co Investor and Blue Star is attached hereto as Exhibit 4.

         As previously reported on Amendment No. 1, and discussed above, the Issuer had a Call Right to repurchase all of the Series H Preferred Stock. Because the Issuer did not invoke the Call Right, on May 1, 2003, the THLPV entities became entitled to subscribe for and purchase, pursuant to a Common Call Warrant, dated October 28, 2002, an amount of shares of the Issuer's Common Stock equal to 75% of the number of shares into which the shares of the Series H Preferred Stock would be convertible upon initial issuance at a price of $.01 per share. The Common Call Warrant will expire on October 28, 2007. As of the date hereof, THLPV is the holder of a Common Call Warrant to subscribe for and purchase 1,476,750 shares of the Issuer's Common Stock. THLPV's Common Call Warrant entitles the U.S. Fund to subscribe for and purchase 816,068 shares of the Issuer's Common Stock, the Non-U.S. Fund to subscribe for and purchase 593,093 shares of the Issuer's Common Stock, the Co Investor to subscribe for and purchase 48,660 shares of Common Stock and Blue Star to subscribe for and purchase 18,930 shares of Common Stock. The Common Call Warrant held by the U.S. Fund, the Non-U.S. Fund, the Co Investor and Blue Star is attached hereto as
Exhibit 5.

         As a result of the shareholders' approval of the H Warrant and the Common Call Warrant, pursuant to Rule 13d-3(d)(1)(i), the Reporting Persons may be deemed to beneficially own the 984,500 shares of Common Stock issuable upon exercise of the H Warrant and the 1,476,750 shares of Common Stock issuable upon exercise of the Common Call Warrant, held by THLPV, respectively (together exercisable into 2,461,250 shares of Common Stock).

         In addition, conversion of THLPV's shares of Series G Preferred Stock into 811,291 shares of Common Stock was subject to shareholder approval. Such shareholder approval was obtained with respect to the Series G Preferred Stock on September 18, 2003. As a result of such shareholder approval pursuant to Rule 13d-3(d)(1)(i), the Reporting Persons may be deemed to beneficially own the 811,291 shares of Common Stock issuable upon conversion of the Series G Preferred Stock.

         In connection with the issuance and shareholders' approval of the Series H Preferred Stock, the H Warrant and the Common Call Warrant and the shareholders' approval of the Series G Preferred Stock, as of the date of this filing, THLPV has acquired additional beneficial ownership solely with respect to (i) 1,969,000 shares of Common Stock issuable upon conversion of the Series H Preferred Stock held by THLPV; (ii) 2,461,250 shares of the Issuer's Common Stock upon exercise of the H Warrant and the Common Call Warrant held by THLPV;
(iii) 811,291 shares of Common Stock issuable upon conversion of the Series G Preferred Stock held by THLPV; and (iv) a result of the issuance of the Common Call Warrants and H Warrants issued to purchasers of Series H Preferred Stock, the number of shares of Common Stock into which the shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series G Preferred Stock are convertible upon exercise of such series of preferred stock increased pursuant to antidilution provisions in the preferred instruments governing such series of preferred stock.

         (5) AGGREGATE EFFECT ON BENEFICIAL OWNERSHIP

         As a result of the shareholders' approval of the Series G Preferred Stock, the Series H Preferred Stock, the H Warrant and the Common Call Warrant, THLPV may be deemed to beneficially own 16,212,658 shares of the Issuer's Common Stock, or 74.9% of the Issuer's Common Stock, assuming: (1) full conversion of the shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock and Series H Preferred Stock held by THLPV, exercise of the H Warrant and Common Call Warrant held by THLPV, as well as the exercise of all warrants held by THLPV to purchase additional shares of Series C Preferred Stock and Series D Preferred Stock, and subsequent conversion of such shares into Common Stock. As a result of the issuance of the Common Call Warrants and H Warrants issued to purchasers of Series H Preferred Stock, the number of shares of

                              Page 12 of 21 Pages

Common Stock into which the shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series G Preferred Stock are convertible upon exercise of such series of preferred stock increased pursuant to antidilution provisions in the preferred instruments governing such series of preferred stock.

         The above amount includes:

         (i) 2,521,478 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the U.S. Fund, 1,860,766 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the Non-U.S. Fund, 143,634 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the Co Investor, and 54,555 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by Blue Star;

         (ii) 1,218,696 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the U.S. Fund, 899,358 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the Non-U.S. Fund, 69,205 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the Co Investor, and 26,585 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by Blue Star;

         (iii) 503,008 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the U.S. Fund, 371,203 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the Non-U.S. Fund, 28,563 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the Co Investor, and 10,973 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by Blue Star;

         (iv) 1,465,910 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the U.S. Fund, 1,081,791 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the Non-U.S. Fund, 83,080 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the Co Investor, and 32,140 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by Blue Star;

         (v) 311,947 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the U.S. Fund, 230,206 shares of Common Stock issuable upon the exercise, and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the Non-U.S. Fund, 17,681 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the Co Investor, and 6,838 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by Blue Star;

         (vi) 445,927 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the U.S. Fund, 329,187 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the Non-U.S. Fund, 25,187 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the Co Investor, and 10,342 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by Blue Star;

         (vii) 1,088,090 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by the U.S. Fund, 790,790 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by the Non-U.S. Fund, 64,880 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by the Co Investor, and 25,240 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by Blue Star;

         (viii) 544,045 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by the U.S. Fund, 395,395 shares of Common Stock issuable upon exercise of the H Warrant directly

                              Page 13 of 21 Pages
beneficially owned by the Non-U.S. Fund, 32,440 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by the Co Investor, and 12,620 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by Blue Star;

         (ix) 816,068 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by the U.S. Fund, 593,093 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by the Non-U.S. Fund, 48,660 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by the Co Investor, and 18,930 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by Blue Star; and

         (ix) 13,500 shares of restricted stock issued to the U.S. Fund and 20,000 shares of Common Stock issuable upon exercise of stock options issued to the U.S. Fund previously issued in connection with services rendered by the U.S. Fund to the Issuer's Board of Directors.

         The above amounts do not include:

         85,528 shares issuable upon exercise of warrants to purchase Common Stock owned by the U.S. Fund and 73,573 shares issuable upon exercise of warrants to purchase Common Stock owned by the Non-U.S. Fund (the "Option Warrants"). The Option Warrants become exercisable only in the event and to the extent that 600,000 options granted under the Issuer's 2000 Stock Option Plan set forth as Exhibit 9 to the Schedule 13D filed on September 4, 2002, are exercised, on a pro rata basis.

         THLPV's acquisitions of the Common Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, H Warrant, and the Common Call Warrant discussed in this Amendment, were made for investment purposes in the ordinary course of business. Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

                              Page 14 of 21 Pages

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Percentages in section (a) below calculate the direct beneficial ownership for the U.S. Fund, the Non-U.S. Fund, Co Investor and Blue Star based on the holdings of each entity separately. The calculations for each entity assume that none of the other entities have converted any of their holdings into Common Stock, and as such, shares beneficially owned by other entities are excluded from both the numerator and the denominator when calculating percentage ownership. In addition, percentages for each class of stock are based on the assumption that no other class or series of stock has been converted into Common Stock. Accordingly, by virtue of the exclusion of such shares from the denominator in calculating percentage ownership, the aggregate percentages set forth for each entity and series of stock below may exceed 100%. Aggregated information for direct and indirect beneficial ownership for the U.S. Fund, the Non-U.S. fund, Co Investor and Blue Star is provided in the final paragraph of
Item 5(a) below.

         (a) U.S. Fund (i) directly beneficially owns 1,545,111 shares of Series B Preferred Stock representing 55.05% of the outstanding Series B Preferred Stock and 31.66% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by the U.S. Fund; (ii) directly beneficially owns 1,100,978 shares of Series C Preferred Stock representing 55.05% of the outstanding shares of Series C Preferred Stock and 18.29% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the U.S. Fund; (iii) directly beneficially owns 454,420 warrants to purchase shares of Series C Preferred Stock representing 18.51% of outstanding Series C Preferred Stock of the Issuer assuming the exercise of such warrants and 8.46% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the U.S. Fund; (iv) directly beneficially owns 560,144 shares of Series D Preferred Stock representing 36.91% of the outstanding Series D Preferred Stock of the Issuer and 21.21% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the U.S. Fund; (v) directly beneficially owns 119,199 warrants to purchase shares of Series D Preferred Stock representing 7.28% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 5.42% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the U.S. Fund; (vi) directly beneficially owns 1,832,167 shares of Series G Preferred Stock, or 31.24% of the outstanding Series G Preferred Stock of the Issuer and 7.57% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the U.S. Fund; (vii) directly beneficially owns 108,809 shares of Series H Preferred Stock, or 21.76% of the outstanding Series H Preferred Stock of the Issuer and 16.66% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the U.S. Fund; (viii) directly beneficially owns an H Warrant to purchase 544,045 shares of Common Stock upon exercise of such warrant, representing 21.76% of the H Warrants and 9.09% of the Common Stock of the Issuer assuming exercise of such H Warrant; (ix) directly beneficially owns a Common Call Warrant to purchase 816,068 shares of Common Stock upon exercise of such warrant, representing 21.76% of the Common Call Warrants and 13.04% of the Common Stock of the Issuer assuming exercise of such Common Call Warrant and (x) directly beneficially owns 13,500 shares of restricted stock and 20,000 options to purchase Common Stock directly beneficially owned by the U.S. Fund. Assuming exercise and/or conversion of all of the above described shares held by the U.S. Fund, the U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 8,948,668 shares of the Issuers Common Stock, representing 62.18% of the outstanding shares of the Issuer's Common Stock, on a fully diluted basis.

                  Non-U.S. Fund (i) directly beneficially owns 1,140,240 shares of Series B Preferred Stock representing 40.62% of the outstanding Series B Preferred Stock and 25.47% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by the Non-U.S. Fund; (ii) directly beneficially owns 812,485 shares of Series C Preferred Stock representing 40.62% of the outstanding shares of Series C Preferred Stock and 14.18% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the Non-U.S. Fund; (iii) directly beneficially owns 335,347 warrants to purchase shares of Series C Preferred Stock

                              Page 15 of 21 Pages
                  representing 14.36% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 6.38% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the Non-U.S. Fund; (iv) directly beneficially owns 413,367 shares of Series D Preferred Stock representing 27.24% of the outstanding Series D Preferred Stock of the Issuer and 16.58% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the Non-U.S. Fund; (v) directly beneficially owns 87,965 warrants to purchase shares of Series D Preferred Stock representing 5.48% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 4.06% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the Non-U.S. Fund; (vi) directly beneficially owns 1,355,183 shares of Series G Preferred Stock, or 23.10% of the outstanding Series G Preferred Stock of the Issuer and 5.71% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the Non-U.S. Fund; (vii) directly beneficially owns 79,079 shares of Series H Preferred Stock, or 15.82% of the outstanding Series H Preferred Stock of the Issuer and 12.68% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the Non-U.S. Fund; (viii) directly beneficially owns an H Warrant to purchase 395,395 shares of Common Stock upon exercise of such warrant, representing 15.82% of the H Warrants and 6.77% of the Common Stock of the Issuer assuming exercise of such H Warrant; and
                  (ix) directly beneficially owns a Common Call Warrant to purchase 593,093 shares of Common Stock upon exercise of such warrant, representing 15.82% of the Common Call Warrants and 9.82% of the Common Stock of the Issuer assuming exercise of such Common Call Warrant. Assuming exercise and/or conversion of all of the above described shares held by the Non-U.S. Fund, the Non-U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 6,552,437 shares of the Issuers Common Stock, representing 54.62% of the Issuer's outstanding Common Stock, on a fully diluted basis.

                  Co Investor (i) directly beneficially owns 88,016 shares of Series B Preferred Stock representing 3.14% of the outstanding shares of Series B Preferred Stock and 2.57% of the Issuer's Common Stock assuming conversion of the Series B Preferred Stock held by the Co Investor; (ii) directly beneficially owns 62,520 shares of Series C Preferred Stock representing 3.13% of the outstanding shares of Series C Preferred Stock and 1.26% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the Co Investor; (iii) directly beneficially owns 25,804 warrants to purchase shares of Series C Preferred Stock representing 1.27% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 0.52% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the Co Investor; (iv) directly beneficially owns 31,746 shares of Series D Preferred Stock representing 2.09% of the outstanding Series D Preferred Stock of the Issuer and 1.50% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the Co Investor; (v) directly beneficially owns 6,756 warrants to purchase shares of Series D Preferred Stock representing 0.44% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 0.32% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the Co Investor; (vi) directly beneficially owns 103,488 shares of Series G Preferred Stock, or 1.76% of the outstanding Series G Preferred Stock of the Issuer and 0.46% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the Co Investor; (vii) directly beneficially owns 6,488 shares of Series H Preferred Stock, or 1.30% of the outstanding Series H Preferred Stock of the Issuer and 1.18% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the Co Investor; (viii) directly beneficially owns an H Warrant to purchase 32,440 shares of Common Stock upon exercise of such warrant, representing 1.30% of the H Warrants and 0.59% of the Common Stock assuming exercise of such Warrant; and (ix) directly beneficially owns a Common Call Warrant to purchase 48,660 shares of Common Stock upon exercise of such warrant, representing 1.30% of the Common Call Warrants and 0.89% of the Common Stock assuming exercise of such Common Call Warrant. Assuming exercise and/or conversion of all of the above described shares held by the Co Investor, the Co Investor would have direct beneficial ownership of and shared voting power with respect to 513,330 shares of the Issuers Common Stock, representing 8.62% of the Issuer's outstanding Common Stock, on a fully

                              Page 16 of 21 Pages
                  diluted basis.

                  Blue Star (i) directly beneficially owns 33,430 shares of Series B Preferred Stock representing 1.19% of the outstanding shares of Series B Preferred Stock and 0.99% of the Issuer's Common Stock assuming conversion of the Series B Preferred Stock held by Blue Star; (ii) directly beneficially owns 24,017 shares of Series C Preferred Stock representing 1.20% of the outstanding shares of Series C Preferred Stock and 0.49% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by Blue Star; (iii) directly beneficially owns 9,913 warrants to purchase shares of Series C Preferred Stock representing 0.49% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 0.20% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by Blue Star; (iv) directly beneficially owns 12,281 shares of Series D Preferred Stock representing approximately 0.81% of the outstanding Series D Preferred Stock of the Issuer and 0.59% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by Blue Star; (v) directly beneficially owns 2,613 warrants to purchase shares of Series D Preferred Stock representing 0.17% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 0.13% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by Blue Star; (vi) directly beneficially owns 42,495 shares of Series G Preferred Stock, or 0.72% of the outstanding Series G Preferred Stock of the Issuer and 0.19% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by Blue Star; (vii) directly beneficially owns 2,524 shares of Series H Preferred Stock, or 0.50% of the outstanding Series H Preferred Stock of the Issuer and 0.46% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by Blue Star; (viii) directly beneficially owns an H Warrant to purchase 12,620 shares of Common Stock upon exercise of such warrant, representing 0.50% of the H Warrants and 0.23% of the Common Stock assuming exercise of such H Warrant; and (ix) directly beneficially owns a Common Call Warrant to purchase 18,930 shares of Common Stock upon exercise of such warrant, representing 0.50% of the Common Call Warrants and 0.35% of the Common Stock assuming exercise of such Common Call Warrant. Assuming exercise and/or conversion of all of the above described shares held by Blue Star, Blue Star would have direct beneficial ownership of and shared voting power with respect to 198,223 shares of the Issuers Common Stock, representing 3.51% of the Issuer's outstanding Common Stock, on a fully diluted basis.

                  THLPV collectively (i) directly and indirectly beneficially own 2,806,797 shares of Series B Preferred Stock representing 100% of the outstanding Series B Preferred Stock and 45.69% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by THLPV; (ii) directly and indirectly beneficial own of 2,000,000 shares of Series C Preferred Stock representing 100% of the outstanding shares of Series C Preferred Stock and 28.91% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held directly or indirectly THLPV; (iii) directly and indirectly beneficially own 825,484 warrants to purchase shares of Series C Preferred Stock representing 29.22% of outstanding Series C Preferred Stock of the Issuer assuming the exercise of such warrants and 14.37% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares directly or indirectly held by THLPV; (iv) directly and indirectly beneficially own 1,017,538 shares of Series D Preferred Stock representing 67.06% of the outstanding Series D Preferred Stock of the Issuer and 32.85% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock directly or indirectly held by THLPV; (v) directly and indirectly beneficially own 216,533 warrants to purchase shares of Series D Preferred Stock representing 12.49% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 9.43% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares directly and indirectly held by THLPV;
                  (vi) directly and indirectly beneficially own 3,333,333 shares of Series G Preferred Stock, or 56.83% of the outstanding Series G Preferred Stock of the Issuer and 12.97% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock directly and indirectly held by THLPV; (vii) directly and indirectly beneficially owns 196,900 shares of Series H Preferred Stock, or 39.38% of the outstanding Series H Preferred Stock of the Issuer, and 26.56% of the Common Stock of the Issuer assuming conversion of the Series H

                              Page 17 of 21 Pages

                  Preferred Stock held by THLPV; (viii) directly and indirectly beneficially own an H Warrant to purchase 984,500 shares of Common Stock upon exercise of such warrant, and 39.38% of the H Warrants outstanding issued in connection with the issuance of the Series H Preferred Stock, and 15.31% of the Common Stock assuming exercise of such H Warrant; (ix) directly and indirectly beneficially own a Common Call Warrant to purchase 1,476,750 shares of Common Stock upon exercise of such warrant, and 39.38% of the Common Call Warrants outstanding issued in connection with the issuance of the Series H Preferred Stock, and 21.34% of the Common Stock assuming exercise of such Common Call Warrant; and (x) directly and indirectly beneficially own 13,500 shares of restricted stock and 20,000 options to purchase Common Stock directly beneficially owned by the U.S. Fund. Assuming exercise and/or conversion of all of the above described shares held by THLPV, THLPV would have direct and indirect beneficial ownership of and shared voting power with respect to 16,212,658 shares of the Issuers Common Stock, representing 74.86% of the Issuer's outstanding Common Stock, on a fully diluted basis.

         (b) Each of the Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, and Thomas H. Lee, may be deemed to share voting and dispositive power with respect to 2,806,797 shares of Series B Preferred Stock, 2,000,000 shares of Series C Preferred Stock, 1,017,538 shares of Series D Preferred Stock, 825,484 warrants to purchase Series C Preferred Stock, 216,533 warrants to Purchase Series D Preferred Stock, the H Warrant to purchase 984,500 shares of Common Stock and the Common Call Warrant to purchase 1,476,750 shares of Common Stock beneficially owned by THLPV; and the 13,500 shares of restricted stock and 20,000 options to purchase Common Stock held by the U.S. Fund, each as described in Item 5(a) above, which represents 74.86% of the outstanding shares of Common Stock of the Issuer (assuming conversion of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock; conversion and exercise of the warrants to purchase Series C Preferred Stock and Series D Preferred Stock; exercise of the H Warrant and the Common Call Warrant held by THLPV; and exercise of the 20,000 options to purchase Common Stock held by the U.S. Fund, on a fully diluted basis). The filing of this Schedule 13D by Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, and Thomas H. Lee shall not be construed as an admission that such entities are, for the purpose of Section 13(d) of the Exchange Act, (i) the beneficial owners of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock, the Series H Preferred Stock, the warrants to purchase Series C Preferred Stock and Series D Preferred Stock, the H Warrant or the Common Call Warrant held by THLPV, or (ii) the 13,500 shares of restricted stock or 20,000 stock options directly beneficially owned by the U.S. Fund.

         (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

         (d)      Not applicable.

         (e)      Not applicable.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Schedule 13D Joint Filing Agreement, dated October 7, 2003 by and among TH Lee Putnam Ventures, L.P., a Delaware limited partnership, TH Lee Putnam Parallel Ventures, L.P., TH Lee Putnam Fund Advisors, L.P., a Delaware limited partnership, TH Lee Putnam Fund Advisors, LLC, a Delaware limited liability company, TH Lee Global Internet Managers, L.P., a Delaware limited partnership, TH Lee Global Internet Advisors, LLC, a Delaware limited liability company, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC, and Thomas H. Lee.

         Exhibit 2 - Series H Certificate of Designation of Preferences and Rights of Series H Convertible Preferred Stock, dated October 10, 2002.*

         Exhibit 3 - Stock Purchase Agreement dated as of October 28, 2002, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

                              Page 18 of 21 Pages

         Exhibit 4 - Warrant to Purchase Shares of Velocity Express Corporation dated October 28, 2002 issued to the TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

         Exhibit 5 - Call Warrant to Purchase Shares of Velocity Express Corporation Common Stock, dated October 28, 2002, issued TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

         Exhibit 6 - Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated October 28, 2002.*

         * Previously filed with Amendment No. 1 to this Schedule 13D dated November 12, 2002.

                              Page 19 of 21 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2003

                                      TH LEE PUTNAM VENTURES, L.P.

                                      By: TH Lee Putnam Fund Advisors, L.P.,
                                          its general partner

                                      By: TH Lee Putnam Fund Advisors, LLC,
                                          its general partner

                                      By: /s/ James Brown
                                          --------------------------------------
                                          Name: James Brown
                                          Title: Managing Director

                                      TH LEE PUTNAM PARALLEL VENTURES, L.P.

                                      By: TH Lee Putnam Fund Advisors, L.P.,
                                          its general partner

                                      By: TH Lee Putnam Fund Advisors, LLC,
                                          its general partner

                                      By: /s/ James Brown
                                          --------------------------------------
                                          Name: James Brown
                                          Title: Managing Director

                                      TH LEE PUTNAM FUND ADVISORS, L.P.

                                      By: TH Lee Putnam Fund Advisors, LLC, its
                                      general partner

                                      By: /s/ James Brown
                                          --------------------------------------
                                          Name: James Brown
                                          Title: Managing Director

                                      TH LEE PUTNAM FUND ADVISORS, LLC

                                      By: /s/ James Brown
                                          --------------------------------------
                                          Name: James Brown
                                          Title: Managing Director

                              Page 20 of 21 Pages

                                      TH LEE GLOBAL INTERNET MANAGERS, L.P.

                                      By: TH Lee Global Internet Advisors, LLC

                                      By: /s/ James Brown
                                          --------------------------------------
                                          Name: James Brown
                                          Title: Managing Director

                                      TH LEE GLOBAL INTERNET ADVISORS, LLC

                                      By: /s/ James Brown
                                          --------------------------------------
                                          Name: James Brown
                                          Title: Managing Director

                                      THLi COINVESTMENT PARTNERS, LLC

                                      By: TH Lee Putnam Fund Advisors, L.P., its
                                      general partner

                                      By: TH Lee Putnam Fund Advisors, LLC, its
                                      general partner

                                      By: /s/ James Brown
                                          --------------------------------------
                                          Name: James Brown
                                          Title: Managing Director

                                      BLUESTAR I, LLC

                                      By: /s/ Thomas H. Lee
                                          --------------------------------------
                                          Name: Thomas H. Lee
                                          Title: Managing Member

                              Page 21 of 21 Pages